November 14, 2008

VIA:    EDGAR

Ms. Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Evergreen Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 7, 2008
File No. 1-02199

Dear Ms. Davis:

Filed on behalf of Evergreen Energy Inc., this letter is submitted in response to the Staff’s written comments of August 29, 2008 regarding the review of the Company’s Form 10-K for the fiscal year ended December 31, 2007.  This letter describes our responses to each comment and indicates how we intend to revise future filings.  In addition, please refer to Attachment 1 to this letter concerning certain representations by the Company.

Unless the context requires otherwise, the terms “Evergreen Energy,” “we,” “our,” and “us” refer to Evergreen Energy Inc. and its subsidiaries.  All references to K-Fuel mean K-Fuel® and all references to K-Direct mean K-Direct®.

Business

Customers, page 9

1.
We note your disclosure that you had two customers that accounted for 32 percent and 13 percent of revenues for the year ended December 31, 2007.  In accordance with FRC Section 503.02, please identify your customers that account for greater than 10 percent of your consolidated revenues.

Response:

FRC Section 503.02.b, states “Registrants must discuss the dependence of an industry segment on a single customer or a few customers the loss of any one or more of whom would have an adverse effect on the segment if this information is material to an understanding of the Company’s business taken as a whole.”  We did not identify our customers because we believe that coal is a fungible commodity and we would be able to sell the coal to other customers in a relatively short time frame, based upon our historic ability to sell all of our production at market rates.  In addition, we forward sell the majority of our production.  As a result of the factors above, we believe the loss of one or both of these customers would not adversely affect our Mining segment.

Evergreen Energy Inc ï 1225 17th Stï Suite 1300 ï Denver, Colorado 80202 ï Tel: (303) 293-2992 ï Fax: (303) 293-8430

Ms. Jill S. Davis
November 14, 2008

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 53

2.
We note your statement regarding changes in internal control over financial reporting in which you concluded there were no changes during the quarter ended December 31, 2007, “other than as described above.”  Please modify your disclosure to state, in clear and unqualified language, your conclusions regarding changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Response:

Please note that the conclusions regarding changes in internal control over financial reporting were disclosed under the sub-heading “Remediation of Material Weaknesses in Internal Control Over Financial Reporting.”  Consistent with the Staff’s comment, in future filings, we will clearly state, in one section, whether or not there have been any changes that have materially affected our internal controls over financial reporting, and if any changes have occurred, we will discuss such changes in the appropriate section under “Changes in Internal Control Over Financial Reporting.”

Notes to Consolidated Financial Statements

Note 1 Business and Summary of Significant Accounting Policies, page F-6

3.
We note your disclosure that your “… team at Fort Union completed successful testing of new operational systems that will support construction of future K-Fuel refineries…” Please tell us why you believe it is appropriate to describe your activities at Fort Union as “successful” given the disclosure in your risk factors sections that “… we were unable to consistently operate our Fort Union plant for sustained periods of time to produce commercial quantities of K-Fuel refined coal…” and that “… our Fort Union plant was not able to achieve full scale commercial production…”.

Response:

We state on page 5 in our Form 10-K “The Fort Union plant in Wyoming’s Powder River Basin, which was our first plant to implement the current K-Fuel process and has accomplished virtually all of the goals and objectives we set forth for this site, except for continuous production.  Most notably, as a result of operations at the Fort Union plant, we have:

▪	proven that the K-Fuel process works by increasing Btus and reducing mercury, sulfur dioxide, nitrogen oxide and carbon dioxide emissions;

▪	successfully completed the design and testing of new operational systems;

▪	upgraded sufficient amounts of low-rank coal for utility and industrial customers who completed a number of test burns of K-Fuel refined coal with favorable results; and

▪	tested and improved product handling processes and requirements and improved transportation issues.”

Ms. Jill S. Davis
November 14, 2008

We had similar disclosure on page F-6, except for the omission of “except for continuous production.”  We believe the completion of the goals and objectives listed above have enabled us to improve the design and efficiency of equipment, test new operational systems and complete the new enhanced design.  All these accomplishments will be incorporated into future K-Fuel or K-Direct plants, and, as a result, in this respect we consider our operations at our Fort Union plant “successful.”

We believe that the reference in our risk factors describing our inability to continuously operate our Fort Union plant or to achieve full scale commercial production are consistent with our statements above regarding “successful testing of new operational systems.”  We sought assistance from Bechtel to enhance our standard plant design and further test the equipment and systems at the Fort Union plant. Modifications were made to both the plant design and certain operating systems.  We subsequently tested certain of these modifications at the Fort Union plant and believe that those tests showed positive results and the redesigned equipment and systems will allow us to fully commercialize the K-Fuel process at future plants.  Shortly after these modifications were implemented, we made a business decision to suspend operations at our Fort Union plant so that we could dedicate our limited capital and human resources to building new plants built around the enhanced design and systems tested at Fort Union.

Mineral Rights and Mine Development, page F-8

4.
We note your disclosure that costs “… are depleted using the units-of-production method based on tons produced utilizing only proven and recoverable reserves in the depletion base…”  Please explain what you mean by the term “proven and recoverable reserves.”  Please also explain why you have not considered probable reserves in your depletion calculation.

Response:

Please note that we should have utilized the words “proven” and “probable” rather than “proven” and “recoverable.”  We use a third-party engineering firm to calculate the proven and probable reserves, which applies Industry Guide 7 under the Securities Act of 1933 when preparing its analysis.  Our depletion base includes both proven and probable reserves.  We will revise our disclosure to refer to “proven and probable” in future filings.

Engineering Comments

General

5.
We note you reference coal mines that are located in Wyoming and Ohio.  Please insert a small-scale map showing the location and access to your property.  See Item 102 (3) (B) of Regulation S-K.  Please briefly describe the road, barge and/or railroad access to each of your properties in the text.  Please note that the SEC’s EDGAR program now accepts digital maps.  So please include these in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location.  For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

Ms. Jill S. Davis
November 14, 2008

Response:

In our Form 10-K, we refer to mines in Wyoming and Ohio.  The referenced mine in Wyoming was never operated as a commercial mine and the associated reserves are not adequate to support full-scale commercial mining.  Our Fort Union plant and the mine are both located on the same 1,000 acre plot of land that we own in Gillette, Wyoming.  Our intent and use of this mine was to supply feedstock for the testing of our Fort Union plant.  We also used this mine pit to dispose of wasted product as we re-tested and refined the operational capabilities of the K-Fuel process.  We did not consider this mine to be operated commercially and thus did not include the mine in any disclosures in our Form 10-K for the fiscal year ended December 31, 2007.  As the Wyoming mine was never a commercial mine site and merely a component of our Fort Union plant, we will remove all  references to this  mine site in future filings.

As of December 31, 2007, our Buckeye Industrial Mining Co. operations, or Buckeye, had three operational surface mines and one operational underground mine.  All coal from these mines is Northern Appalachian, non-compliant, steam coal and the mines are located within a fifty mile radius in the State of Ohio.  Additionally, virtually all of the coal mined from these sites is shipped to our only wash plant, located in Kensington, Ohio.  We operate and manage these surface and underground mines as one mine due to the fact these mines supply a single wash plant and coal from the various mines is blended together to meet customer specifications.

With regards to the disclosure about road, barge and/or rail to all the mines and our conclusion  to include all the mines as one mine, we disclosed the following on page 25 in our Form 10-K,  “Access to all these mine sites are via US, State, Township or County roads.”  Please note that we will undertake to submit digital maps of our mine sites in the State of Ohio via EDGAR with future filings and such maps will appear in our Form 10-K where appropriate.

Properties, page 25

6.	For each of your mines, please provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

a.	The coal beds of interest, including minable coal thickness.

b.	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

c.	A list of your coal processing and/or handling facilities.

d.	The road, barge and/or railroad access to each of your properties.

e.	The present condition of the mine and facilities.

f.	Material events of interest concerning the mine, adverse or otherwise, within the last three years.

g.	Any mine expansions, contractions or decommissioning with the last three years.

h.	Any planned expansions or reductions in mining.

Ms. Jill S. Davis
November 14, 2008

i.	Any joint ownership.

j.	Any use of mining contractors.

Response:

a.
Minable coal thickness ranges from 19 inches to 50 inches.  All coal beds are Pennsylvanian age, including all the Allegheny Group and the bottom of the Conemaugh Group.  These coal beds are the most common coals mined at the Northern limit of the Allegheny coal field.  We disclosed the following on page 25 and 26: “All rock formations encountered in Buckeye’s mining operations are Pennsylvanian age.  All strata encompass the Allegheny Group of the Pennsylvanian age with the exception of one which is in the Conemaugh Group.  Contained within these strata are marketable shales, clays and limestone.” We will revise the disclosure in future filings to include coal thickness.

b.
All mines operate at designed capacity relative to the available equipment.  The equipment used at the surface mining operations are typical of the heavy earthmoving, coal loading and coal transportation equipment found in the surface mining industry in Appalachia.  Likewise, the underground mining and coal transport equipment is typical of that in underground room-and-pillar mines in the Appalachian coal field.  We disclosed the following related to our mining equipment and other infrastructure facilities on page 26: “Buckeye's wash plant was built in 1977 and repair and maintenance is performed as necessary.  Various loaders and bulldozers are utilized at this facility to move coal.  Surface mines utilize small dozers for ground preparation, scrapers for road maintenance, drainage control and mining of coal.  This equipment is constantly being upgraded to meet mining requirements.”  Buckeye outsources its underground mining operations, including the mining unit, to a third party contractor. We will revise the disclosure in future filings to be more consistent with the above response.

c.
Buckeye has one coal handling or processing facility (also called a wash plant) located in Kensington, Ohio.  Buckeye’s Kensington Wash Plant was built in 1979.  This plant cleans the coal impurities and sizes coal to meet various customer size and quality requirements.  The cleaning process utilizes gravity separation, typical of most such plants in Appalachia.  Sizing is accomplished with a sorting process using screens.  Refuse from the cleaning operation is landfilled at sites approved by various government regulatory agencies.  We disclosed the following on page 25:  “Buckeye's wash plant was built in 1977 and repair and maintenance is performed as necessary.”  We will revise the disclosure in future filings to clarify that Buckeye has one wash plant and further describe such facility.

d.
Transportation of raw coal to the Kensington Wash Plant is by trucks over public highways.  Transportation of the product from the Kensington Wash Plant to customer is by train off a siding of the Norfolk and Southern Railroad or by truck over public highways. We  disclosed the following on page 25: “Buckeye currently operates three open-pit mines and one underground mine and has more than 400 lease agreements over five counties: Stark, Carroll, Columbiana, Jefferson, and Tuscarawas.  Access to all these mine sites is via US, State, Township or County roads.”  We will revise the disclosure in future filings to include rail transportation.

Ms. Jill S. Davis
November 14, 2008

e.
The mines are running at designed production, in compliance with all government permit conditions, and concurrently ongoing reclamation.  We will revise the disclosure in future filings to be more consistent with this response.

f.	There have been no material events of interest concerning the mines since our acquisition of Buckeye in April 2006.

g.
In 2006, the underground mining operations were expanded by constructing a second portal to include an additional coal bed and increase overall production.  The original portal accessed a specific coal seam and the second portal accessed an additional coal seam.  In late 2006, the original portal was idled and the mining unit transferred to the second portal to facilitate additional production of that coal seam. There is currently one portal with two mining units in the second coal seam. We will revise the disclosure in future filings to be more consistent with above response.

h.	As capital is available, we plan to construct a new portal for an additional third mining unit in the future. We will revise the disclosure in the future to be consistent with this response.

i.	We have no joint ownerships in our mining operations.

j.
For our underground mining operations, we contract the coal mining to a third party.  The third-party contracting company is paid a fee based on tons mined and quality of the mined coal.  We will revise the disclosure in future filings to be consistent with the response above.

7.
Please provide a table showing the last three years annual production for each of your mines, and the weighted average price received for your coal for the last three years.  A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response:

Evergreen Energy Inc. purchased Buckeye in April of 2006, and therefore, we have no data to disclose the weighted average price received for the coal for the periods prior to our acquisition, in that Buckeye was not a public company prior to our acquisition of this entity.  However, we have in narrative form disclosed the weighted average sales price in our Form 10-K on page 34 for the periods ended December 31, 2007, and 2006 as follows: “Coal revenue includes mined raw and prepared coal sales within our Buckeye operations.  Buckeye coal sales, including transportation costs charged to customers, for the year ended December 31, 2007 were $39.4 million or $54.13 sales realization per ton sold and $30.4 million or $56.32 sales realization per ton sold for the period ended December 31, 2006.  The decrease in the sales realization per ton sold for the year ended December 31, 2007, was due to a mix of types of coals sold during 2007 and downward pressure on coal pricing, particularly during the first quarter of 2007, due to depressed international coal prices.”  Production tons related to our one mine in Ohio were 857,900 and 623,927 for the year ended December 31, 2007, and the nine-months ended December 31, 2006, respectively.  We will revise the disclosure in future filings to include production tons.

Ms. Jill S. Davis
November 14, 2008

8.
We note your statement that the Buckeye Industrial Mining Company had 20 million tons of recoverable reserves.  In a table, disclose all your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•
Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the heat value i.e. Btu’s per pound and the average sulfur content.  Do not report Btu content as “dry,” but include natural moisture in the calculation.

•
If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate.

•	Disclose your percentage of compliance and non-compliance coal.

Note: By “assigned” and “unassigned,” we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others.  Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.  The primary reason for this distinction is to inform investors which coal reserves will require substantial capital investments before production can begin.

Response:

Please note that the tables below will be included in our future filings consistent with Industry Guide 7 and reflect our one commercial mine in Ohio.

Total Assigned Reserves (1)
(Tons in millions)
December 31, 2007

				Sulfur Content (lbs per million Btus)				Reserve Control		Mining Method
	Total Assigned Recoverable Reserves (2)	Proven	Probable	‹1.2	1.2-2.5	›2.5	As Received Btus per lb (1)	Leased	Owned	Surface	Under Ground
	9.6	9.6	—	—	—	2.85	13,800	9.6	—	3.5	6.1
	—	—	—	—	—	—	—	—	—	—	—
Total	9.6	9.6	—	—	—	2.85	—	9.6	—	3.5	6.1

(1)	All coal is steam, in the ground and non-compliant.
(2)	Reject rate is 18% and not reflected in the table above.

Ms. Jill S. Davis
November 14, 2008

Total Unassigned Reserves (1)
(Tons in millions)
December 31, 2007

				Sulfur Content (lbs per million Btus)				Reserve Control		Mining Method
	Total Unassigned Recoverable Reserves (2)	Proven	Probable	‹1.2	1.2-2.5	›2.5	As Received Btus per lb (1)	Leased	Owned	Surface	Under Ground
	11.1	11.1	—	—	—	4.12	13,600	11.1	—	—	11.1
	—	—	—	—	—	—	—	—	—	—	—
Total	11.1	11.1	—	—	—	4.12	—	11.1	—	—	11.1

(1)     All coal is steam, in the ground and non-compliant.
(2)     Reject rate is 19% and not reflected in the table above.

9.
Please disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers.  Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years.  If you have not used any third parties to review your reserves within the last three years, please disclose this fact.

Response:

In connection with our purchase of Buckeye in 2006, we engaged an independent, third-party engineering firm to calculate the proven and probable reserves, in which they applied Industry Guide 7 when preparing their analysis.  We will disclose that our reserve reports were prepared by a third-party engineering firm in future filings.  As of December 31, 2007, this was the only third party reserve report for the last three years.  In 2008, we engaged the same independent engineering firm to perform a limited reserve letter for our underground mining operations, again applying Industry Guide 7.  Please note that we are providing copies of the reserve report and letter to the Staff supplementally under separate cover and undertake to supplementally provide the Staff with future reports consistent with Industry Guide 7.

10.	Please disclose for your coal properties that have reserves included in your reserve statement:

•	Indicate which coal properties are owned and which are leased.

•	For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained.

•
Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

Response:

Approximately 99% of all coal properties are leased.  Leases for surface mine properties are typically written with a five-year term and typically allow for an extension of the term, to include the time necessary to mine and reclaim the area, at the time when physical mining activity on the leased area

Ms. Jill S. Davis
November 14, 2008

commences.  Renewals or term extensions are necessary for areas not affected within the five-year term.  Historically, renewals or term extensions have been rarely needed but easily obtained when necessary.  Leases for underground coal reserves are typically written with a ten-year term.  Similar to surface leases, the underground lease term extends when mining commences on that area to include the time necessary to complete mining.  Extension or renewals of underground leases have also been obtained when necessary.   According to current production plans, we do not anticipate any issues with lease term length.

We disclosed on page 25 the following: “Typically, the properties that are mined are leased from the surface land owner, the coal owner or both.  It is common for a single open-pit mine to contain multiple leases and many leases are required for underground mines.  These lease agreements require Buckeye to pay royalties, on a per ton basis, for coal mined.  New leases are being obtained continually.  Most often, lease agreements contain provisions that automatically renew lease terms during mining.”  Additionally, on page 25 we disclosed: “A fraction or small portion of the aggregate coal properties are owned by Buckeye.”  Please note that we will undertake to clarify and expand the above information in our future filings on Form 10-K where appropriate.

11.
Please disclose the total annual royalty tonnage being mined from your properties and the amount of income the company receives from royalty payments over the last three years.  Disclose what lands and/or mineral rights are leased and which are not.  It is suggested that the company provide one map showing county lines, transportation facilities, such as roads, navigable rivers and railroads, and processing plant locations, with an outline of the mineral and surface ownership.  In addition, it is suggested that another map, at the same scale, provides the more detailed mineral and law ownership status, along with a third map illustrating leased areas and non-leased areas.

Response:

Buckeye pays a royalty on all mined tonnage and receives no royalty payments.  The vast majority of the mining properties are leased from surface and/or mineral owners.  Royalties paid to surface and/or mineral owners were calculated on 857,900 and 623,927 tons for the year ended December 31, 2007 and the nine-months ended December 31, 2006, respectively.  As virtually all areas are leased, a map illustrating leased and non-leased areas would not provide further information or clarity to the reader of our Form 10-K.  We plan however, to include further disclosure indicating that virtually all mining properties are leased and will cross-reference such disclosure to the map to be included in future filings in response to comment No. 5.

12.
Please disclose if you have had qualified title companies confirm your property right assertions regarding mineral rights.  Please discuss what type of title review you have for the majority of your reserves or disclose this review did not occur.

Response:

The vast majority of Buckeye’s reserves have undergone a title review.  Buckeye engages a title company to determine who the owner(s) are of a particular area (both surface and minerals as they are sometimes different owners).  The title company’s results are then provided to a title attorney who works in the area of the property.  The attorney reviews the title documents placed of record and issues a Report of Title reflecting the surface and mineral owners as reflected by the records of the appropriate county. Please note that we will undertake to include the above information in our future filings on Form 10-K to clarify this matter.

Ms. Jill S. Davis
November 14, 2008

13.
Please make sure that throughout the reserve tables any underdeveloped reserves are segregated from developed reserves or reserves you are currently developing.  Also highlight which properties are under construction with something visible in the table, such as an asterisk after the name.

Response:

Buckeye has no underdeveloped reserves included in the proven and probable reserves disclosed in our Form 10-K for the period ended December 31, 2007. We will disclose such in future filings.

If we can provide any assistance in connection with the Staff's review please do not hesitate to contact me at your earliest convenience.

Very truly yours,

/s/ Diana L. Kubik
Diana L. Kubik
Vice President and Chief Financial Officer

Ms. Jill S. Davis
November 14, 2008

ATTACHMENT NO. 1

In connection with responding to the Staff’s written comments, Evergreen Energy Inc. acknowledges that:

1.	Evergreen is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Evergreen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Evergreen Energy Inc.

By: /s/ Diana L. Kubik
Diana L. Kubik
Vice President and Chief Financial Officer